

June 17, 2010

Craig Carlock
Chief Executive Officer
Fresh Market, Inc.
628 Green Valley Road, Suite 500
Greensboro, North Carolina 27408

      Re: Fresh Market, Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed June 4, 2010
              File No. 333-166473

Dear Mr. Carlock:

We have reviewed your amended registration statement and your letter dated June 4, 2010 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note your response and revisions to your filing in response to comment seven from our letter dated May 27, 2010. It is not clear, however, why you have included selected bullet points under the caption, "Risks Affecting Our business." Your complete risk factor section immediately follows your summary and contains many additional risks. Item 503(c) of Regulation S-K indicates that the risk factor section is to include "…the most significant factors that make the offering speculative or risky." Please revise or advise.

Risk Factors, page 8

2. We note your response and revisions to your filing in response to comment nine from our letter dated May 27, 2010. Please further revise your introductory paragraph to remove the statement indicating that there could be other events or developments in the future that we

have not currently anticipated that may adversely affect your business in order to eliminate any indication that the risk factors discussed in that section are not all inclusive.

The loss of key employees could negatively affect our business, page 13

3. We note your response and revisions to your filing in response to comment 11 from our letter dated May 27, 2010. Please specifically identify the key employees you are referring to in this risk factor.

Capitalization, page 24

4. We note your response and revisions to your filing in response to comment 13 from our letter dated May 27, 2010. Planned distributions to owners not reflected in the latest balance sheet that are significant relative to reported equity should be reflected in the "as adjusted" amounts regardless of whether the distributions have been declared. As such, we reissue part of our previous comment. Please revise the "as adjusted" amounts to reflect dividends expected to be paid as a final distribution resulting from the termination of your S-corporation status. Please similarly include planned distributions in the pro forma balance sheet data on page F-23 as previously requested in comment 46 in our letter dated May 27, 2010, and revise your disclosure in footnote (5) to Summary Financial Information and Other Data on page 6 and footnote (6) to Selected Historical Financial and Other Data on page 25 accordingly. Please refer to ASC 855-10-S99-1.

Management's Discussion and Analysis of Financial Condition…page 27

Selling, General and Administrative Expenses, page 30

5. Please describe the broad-based cost-savings measures taken at your corporate office to mitigate the effect of adverse economic conditions on your operating results.

Results of Operations, page 31

Quarter Ended March 28, 2010 Compared to the Quarter Ended…, page 33

6. We note that the drop in your selling, general and administrative expenses was primarily due to the improvement in your store-level labor expense. Please expand this section to discuss why your store-level labor expense decreased. Also, please briefly discuss what contributed to the remaining 25% of your expense improvement.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Selling, General and Administrative Expenses, page 34

7. We note your response and revisions to your filing in response to comment 17 from our letter dated May 27, 2010. We understand that you are unable to accurately quantify the impact of

the broad-based cost savings measures implemented during the past two years on selling, general and administrative expenses as a percentage of sales, the impact of labor scheduling refinements and management staffing on store-level labor expense and changes in merchandising programs or the impact of lower product costs, changes in supplies, store occupancy and utilities costs and changes in distribution costs on gross profit. As such, please provide a discussion of significant changes in the cost elements included in cost of goods sold and selling, general and administrative expenses in absolute dollars that facilitates an understanding of trends in gross profit, gross margin rate and operating expenses in your analysis of results of operations for each period presented. Please also quantify the extent to which increases in gross profit was attributable to increases in sales and changes in the gross margin rate.

8. Please briefly discuss how cross-training your employees reduced your labor expenses.

Liquidity and Capital Resources, page 36

9. Please discuss why your liquidity and borrowing costs were not materially affected even though the economic conditions in 2008 and 2009 materially impacted your comparable store sales.

Financing Activities, page 38

10. We note your response and revisions to your filing in response to comment 19 from our letter dated May 27, 2010. Please further expand to discuss the cash refinement activities that you implemented in 2009 and why this caused you to borrow and repay amounts under your revolving credit facility at a higher frequency.

Compensation Discussion and Analysis, page 67

Compensation Programs and Practices in 2009, page 67

What types of long-term incentive compensation did the named executive…, page 69

11. We note your response and revisions to your filing in response to comment 13 from our letter dated May 27, 2010. We note your response and revisions to your filing in response to comment 36 from our letter dated May 27, 2010. Please clarify your use of the word "annually." For example, please revise to indicate if officers can annually elect to change their previous Shadow Equity Bonus Awards into cash awards or it means each year when awards are granted or something else entirely. Also, please clarify the meaning of "ordinary course compensation arrangements", what you mean by "significant contribution" and who determines what constitutes a significant contribution.

12. We note that you removed the definition of "EBITDA" from your disclosure. Please reinsert this disclosure or otherwise explain why it was appropriate for you to remove the definition.

How was annual bonus compensation determined?, page 64

13. We note your response and revisions to your filing in response to comment 34 from our letter dated May 27, 2010. We note that your board of directors conducted a subjective analysis of the named executive officers individual performance. Please discuss what factors the board of directors considered when they assessed a named executive officers individual performance to determine the amount of their annual bonus compensation.

Did any of the components of our named executive officers' compensation…, page 71

14. You state that "[w]e expect that the terms of the stock options will be amended such that, if this offering is consummated, the officers will be able to sell shares in this offering." Please confirm if the shares underlying these options are being registered in this sale and confirm that you will include these officers on the selling shareholders table. Also, please confirm that you will amend your selling shareholder disclosure if the stock options are amended.

Revolving Loans, page 84

15. We note your response and revisions to your filing in response to comment 38 from our letter dated May 27, 2010. In Note 14 you state that as of December 31, 2009 and 2008 the Company had no advances under the unsecured subordinated revolving loan agreement with the stockholders of the Company. However, in this section you state that there were no borrowings outstanding under this facility as of December 31, 2009. Please revise this section to be consistent with Note 14 or tell us why it is not appropriate for you to do so.

Underwriting, page 98

16. We note your response and revisions to your filing in response to comment 42 from our letter dated May 27, 2010. Please revise to either identify each underwriter that intends to sell shares to discretionary accounts or clarify that all underwriters involved the sale intend to sell shares to discretionary accounts.

Note 8. Employee Benefits, page F-18

Shadow Equity Bonus Plan, page F-19

17. We reviewed your response to comment 48 in our letter dated May 27, 2010. Please tell us the significant provisions of the retention bonus agreements, including term and vesting provisions and whether the executives received any payouts. Please also tell us why the executives agreed to terminate the agreements and forgo compensation, if any, for the remaining term of the agreements.

Draft Legal Opinion

18. Since the legal opinion is rendered at the time of effectiveness, please remove the qualification "receipt from the Commission of notification of effectiveness of the Registration Statement…"

      You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or in his absence William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or me at (202) 551-3720 with any other questions.

                      Sincerely,

                      H. Christopher Owings
                      Assistant Director

cc: Craig F. Arcella
        Cravath, Swaine, & Moore LLP
        Via facsimile